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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20545

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                                SCHEDULE 14D-9
                               (AMENDMENT NO. 6)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             METROMAIL CORPORATION
                           (Name of Subject Company)

                             METROMAIL CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  591680 103
                     (CUSIP Number of Class of Securities)

                               Thomas J. Quarles
                    Senior Vice President, General Counsel,
                  Chief Administrative Officer and Secretary
                             Metromail Corporation
                             360 East 22nd Street
                               Lombard, IL 60148
                                (630) 620-3300

                (Name, address and telephone number of person) authorized to receive notice and communication on behalf of the person filing statement)

                                With copies to:

                            Carter W. Emerson, P.C.
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                (312) 861-2000


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Item 4.  The Solicitation or Recommendation.

     The following is added to the disclosure in this section:

     On March 28, 1998, the waiting period under the HSR Act expired with respect to the Offer and the Merger. Due to the expiration of the waiting period, most of the conditions to the obligation of GUS to consummate the Offer will expire at 11:59 p.m. on March 30, 1998. The Offer is scheduled to close on April 10, 1998.

     During the afternoon of March 28, 1998, the Company received a best and final offer from ABI to acquire all the outstanding Shares for a net price of $35.00 in cash plus 0.2 shares of ABI Class A Common Stock per Share. The ABI offer is subject to the same conditions as its previous offer, but, in addition, it is currently contingent on ABI's ability to finance the proposed transaction. As stated in the offer, ABI is "in discussions with [its lender] regarding the amended transaction structure and [its lender's] willingness to provide the requisite financing." In addition, if ABI obtains its financing commitments, they would continue to be subject to certain conditions. ABI has also indicated that its capital structure would be changed to include approximately $40 million of a deferred dividend preferred stock instrument (commonly known as PIK).

     The Board met in the evening of March 28 to discuss the ABI offer as compared to the Offer. As requested by ABI, the Board agreed to give ABI until noon on Monday, March 30, 1998 to supply additional information concerning its offer, including definitive documentation, and to obtain the necessary financing commitments. During such time, the Board instructed the Company to continue its discussions with ABI, particularly in regard to the Board's concerns about the certainty of ABI's offer to holders of Shares, as compared to the Offer. Due to the Board's concerns about the certainty of ABI's offer, it has requested a letter of credit or other form of earnest money payment of $100 million to the Company if the ABI transaction is not consummated. To date, ABI has stated that it will post a $35 million letter of credit which could be drawn upon under conditions less favorable than those proposed by the Company. Parent has not been asked to provide a similar letter of credit because of the large amount of cash it has (the Company has been advised that Parent has $840 million in cash on hand at January 27, 1998). The Board also unanimously approved the increased Offer (from $31.50) and recommends that stockholders accept the Offer and tender their Shares. At such meeting, Lehman Brothers rendered verbally its opinion that Parent's increased Offer is fair to the stockholders of the Company from a financial point of view. Such opinion was confirmed in Lehman Brothers' written opinion delivered on March 29.

     On March 29, the Board met to further discuss the ABI offer and the Offer and approved (i) giving ABI and Parent notice that the auction would end at noon on Monday, March 30 and (ii) taking any other action necessary to end the auction on March 30. Pursuant to such approval, the Company entered into a letter agreement later that day in which Parent agrees, notwithstanding its position that the Company's actions with respect to ABI have violated and continue to violate the Merger Agreement (the Company disagrees with such position), that, if the Company does not give Parent notice of its intention to withdraw or modify its approval or recommendation of the Offer or enter into an agreement with respect to a Superior Proposal (as defined in the Merger Agreement) prior to 8 p.m. Chicago time on March 30, Parent will not terminate the Merger Agreement because of such claimed violation occurring before 8 p.m. Chicago time on March 30, 1998 and the Company agrees that it cannot after such time terminate the Merger Agreement by virtue of accepting a Superior Proposal or withdraw or modify its approval or recommendation of the Offer or the Merger or enter into any agreement with respect to any Acquisition Proposal (as defined in the Merger Agreement).

Item 9.  Material to be filed as Exhibits

     The following Exhibits are filed herewith.

     Exhibit 51--Letter dated March 28, 1998.

     Exhibit 52--Press release dated March 29, 1998.

     Exhibit 53--Opinion of Lehman Brothers Inc., dated March 29, 1998.

     Exhibit 54--Letter agreement dated March 29, 1998 between Parent and the
                 Company

     Exhibit 55--Press release dated March 29, 1998.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     METROMAIL CORPORATION


                                     By: /s/ Thomas J. Quarles
                                        ------------------------------
                                        Name:  Thomas J. Quarles
                                        Title: Senior Vice President, General
                                               Counsel, Chief Administrative
                                               Officer and Secretary

Dated: March 30, 1998

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